Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Leading BioSciences Releases Video Message Highlighting Compelling Investment Thesis of Proposed Merger with Seneca Biopharma, Inc.

Video message explains the multiple benefits of the proposed merger and provides an overview of the substantial market opportunity for the combined company to be named Palisade Bio

Seneca stockholders are urged to vote in support of the merger by voting FOR each proposal presented at Seneca’s Special Meeting on April 9, 2021, including approval of a reverse stock split which is a key condition to closing

CARLSBAD, Calif., April 02, 2021 (GLOBE NEWSWIRE) -- Leading BioSciences, Inc. (“LBS”), a late-stage biopharma company advancing therapies for acute and chronic gastrointestinal (GI) complications, today released a video message from its CEO, Tom Hallam, highlighting the many compelling attributes of the proposed merger with Seneca Biopharma, Inc. (Nasdaq: SNCA) (“Seneca”). Seneca stockholders are urged to vote in support of the proposed merger at Seneca's upcoming Special Meeting scheduled for Friday, April 9, 2021, at 11:00 a.m. (Eastern Time), which will be held virtually at www.virtualshareholdermeeting.com/SNCA2021SM.

“Based on feedback we’ve received from Seneca stockholders, we understand many have been disappointed with that company’s stock performance and long term value degradation. We’re releasing the video message today to highlight the merits of the proposed merger so Seneca’s stockholders have a clear understanding of the substantial market opportunity for the combined company, which is to be named Palisade Bio,” said Tom M. Hallam, Ph.D., Chief Executive Officer of Leading BioSciences. “The merger provides a compelling opportunity for Seneca’s stockholders to maximize the value of their investment through Palisade Bio while maintaining a considerable 80% interest in the potential upside of Seneca’s legacy assets through the Contingent Value Right, or CVR, which Seneca negotiated as part of the transaction.”

The short video message can be accessed on Leading Bio’s website (https://leadingbiosciences.com/) or via the following links (https://vimeo.com/532058073 and https://youtu.be/tSXRT_-yaJQ)

Each of your votes matters and is important no matter how many shares you own

How to Vote

Stockholders who need assistance in submitting their proxy or voting their shares should call Seneca’s proxy solicitor, Kingsdale Advisors toll-free at 1-855-682-2019 or collect at 1-416-867-2272 and one of their agents would be happy to help you vote over the phone.

About Leading BioSciences, Inc.
LBS is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal (GI) mucosal barrier. LBS's initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the GI mucosal barrier.

About Seneca Biopharma, Inc.
Seneca Biopharma, Inc., is a clinical-stage biopharmaceutical company developing novel treatments for diseases of high unmet medical need. On December 17, 2020, Seneca announced that it had entered into a definitive Merger Agreement with Leading BioSciences, Inc. (LBS), a privately held company focused on developing novel therapeutics to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. Pursuant to the Merger Agreement, Seneca is seeking to sell off its rights to NSI-566. Upon completion of the merger, the company is expected to operate under the name Palisade Bio, Inc. and trade on the Nasdaq Capital Market under the ticker symbol PALI.

No Offer or Solicitation
This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC
In connection with the proposed transactions between LBS and Seneca, Seneca filed a registration statement on Form S-4 that contained a proxy statement and prospectus with the Securities Exchange Commission ("SEC") on December 23, 2020. The registration statement was declared effective on February 11, 2021 and the proxy statement was mailed to the Seneca stockholders on or about February 12, 2021. This communication is not a substitute for the registration statement or the proxy statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS, THE REGISTRATION STATEMENT, PROXY STATEMENT, AND PROSPECTUS, AS MAY BE AMENDED, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The registration statement and proxy statement are available free of charge on Seneca's website at www.senecabio.com, by contacting Seneca's Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation
Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca's directors and executive officers is included in Seneca's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020, the registration statement, proxy statement, and prospectus filed with the SEC on February 9, 2021. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Information:
This news release contains "forward-looking statements" made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and may often be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "seek" or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Specific risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include risks inherent in the development and commercialization of potential products, uncertainty of clinical trial results or regulatory approvals or clearances, need for future capital, dependence upon collaborators and maintenance of our intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect our results and other risks and uncertainties are detailed from time to time in Seneca's periodic reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2019, its Quarterly Reports on Form 10-Q as well as and in other reports filed with the SEC. Except as required by applicable law, we do not assume any obligation to update any forward-looking statements.